UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)
Abacus Global Management, Inc.
(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Shares of Common Stock	00258Y112
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Jay J. Jackson
Chief Executive Officer
Abacus Global Management, Inc.
2101 Park Center Drive, Suite 200
Orlando, Florida 32835
(800) 561-4148
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Copies of communications to:
Ryan J. Maierson
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002
Tel: (713) 546-5400
☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Abacus Global Management, Inc., a Delaware corporation (the “Company,” “us,” or “we”) with the U.S. Securities and Exchange Commission (the “SEC”), on June 30, 2025 (as it may be amended and supplemented from time to time, the “ Schedule TO”), relating to an offer by the Company to all holders of the Company’s warrants, including the public warrants and the private placement warrants (each as defined below), to purchase shares of the Company’s common stock, par value $0.0001 per share (“common shares”), to receive 0.23 common shares in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the prospectus/offer to exchange, dated July 28, 2025 (as it may be amended and supplemented from time to time, the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related letter of transmittal and consent, a copy of which is attached hereto as Exhibit (a)(1)(B).
Concurrently with the Offer, the Company also solicited consents (the “Consent Solicitation”) from holders of the public warrants to amend (the “Warrant Amendment”) that certain warrant agreement, dated as of July 23, 2020, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be exchanged for 0.207 common shares, which is a ratio 10% less than the exchange ratio applicable to the Offer.
Pursuant to the terms of the Warrant Agreement, the Warrant Amendment required the vote or written consent of holders of at least 50% of the outstanding public warrants.
The purpose of this Amendment No. 2 is to amend and supplement the Schedule TO to (i) update Item 11 of the Schedule TO to report the final results of the Offer, and (ii) update Item 12 of the Schedule TO to include (a) the final Prospectus/Offer to Exchange, dated July 28, 2025, which forms part of the Registration Statement on Form S-4 (“Registration Statement”) declared effective by the SEC on July 28, 2025 (b) a press release issued by the Company on July 30, 2025, announcing the results of the Offer, the execution of the Warrant Amendment, and the effectiveness of the Registration Statement, and (c) the executed Warrant Amendment.
Only those items amended are reported in this Amendment No. 2. Except as amended hereby to the extent discussed above, the information contained in the Schedule TO, the Prospectus/Offer to Exchange, and the other exhibits to the Schedule TO remain unchanged. This Amendment No. 2 should be read with the Schedule TO and the Prospectus/Offer to Exchange.
Item 11.	Additional Information
Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following text:
The Offer and Consent Solicitation expired at 11:59 p.m., Eastern Time, on July 29, 2025. The Company has been advised that 18,188,277 warrants (including 500 warrants tendered through guaranteed delivery), or approximately 88% of the outstanding warrants, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. The Company expects to accept all validly tendered warrants for exchange and settlement on or before July 30, 2025. In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 83% of the outstanding public warrants and approximately 94% of the outstanding private placement warrants to the Warrant Amendment, which exceeds the threshold of 50% of the outstanding public warrants required to effect the Warrant Amendment. On July 30, 2025, the Company and Continental Stock Transfer & Trust Company entered into the Warrant Amendment and the Company announced that it expects to exercise its right, in accordance with the terms of the Warrant Amendment, to exchange each warrant that is outstanding upon the closing of the Offer for 0.207 common shares per warrant, which is a ratio 10% less than the exchange ratio applicable to the Offer.
On July 30, 2025, the Company issued a press release announcing the final results of the Offer and Consent Solicitation as set forth above and the Company’s entry into the Warrant Amendment. A copy of the press release is filed as Exhibit (a)(5)(C) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.
(a)	Exhibits.

Exhibit No.	Description
(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange filed pursuant to Rule 424(b)(3) by the Company with the SEC on July 29, 2025).
(a)(1)(B)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Company’s Amendment No. 1 to the Registration Statement on Form S-4, filed with the SEC on July 15, 2025).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4, filed with the SEC on June 30, 2025).
(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.3 to the Company’s Amendment No. 1 to the Registration Statement on Form S-4, filed with the SEC on July 15, 2025).

(a)(1)(E)
Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.4 to the Company’s Amendment No. 1 to the Registration Statement on Form S-4, filed with the SEC on July 15, 2025).

(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A) herein).
(a)(5)(A)	Press Release, dated June 30, 2025 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K, filed with the SEC on June 30, 2025).
(a)(5)(B)	Press Release, dated June 27, 2025 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K, filed with the SEC on June 27, 2025).
(a)(5)(C)	Press Release, dated July 30, 2025 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K, filed with the SEC on July 30, 2025).
(b)	Not applicable.
(d)(i)
Agreement and Plan of Merger, dated as of August 30, 2022, by and among East Resources Acquisition Company, LMA Merger Sub, LLC, Abacus Merger Sub, LLC, Longevity Market Assets, LLC and Abacus Settlements, LLC (incorporated by reference to Exhibit 2.1 to the Registrant’s Form 8-K (File No. 001-39403), as filed with the SEC on August 30, 2022).

(d)(ii)
First Amendment to Agreement and Plan of Merger, dated as of October 14, 2022, by and among East Resources Acquisition Company, LMA Merger Sub, LLC, Abacus Merger Sub, LLC, Longevity Market Assets, LLC and Abacus Settlements, LLC, incorporated by reference from the Company’s Form 8-K filed October 14, 2022 (incorporated by reference to Exhibit 2.1 to the Registrant’s Form 8-K (File No. 001-39403), as filed with the SEC on October 14, 2022).

(d)(iii)
Second Amendment to Agreement and Plan of Merger, dated as of April 20, 2023, by and among East Resources Acquisition Company, LMA Merger Sub, LLC, Abacus Merger Sub, LLC, Longevity Market Assets, LLC and Abacus Settlements, LLC (incorporated by reference to Exhibit 2.1 to the Registrant’s Form 8-K (File No. 001-39403), as filed with the SEC on April 20, 2023).

(d)(iv)
Share Purchase Agreement, by and among Abacus Life, Inc., Carlisle Management Company S.C.A., Carlisle Investment Group S.A.R.L., the Sellers party thereto, Jose Eseteban Casares Garcia, Manorhaven Holdings, LLC, Pacific Current Group Limited, certain equityholders of CMC Vehicle, LLC and Pillo Portsmouth Holding Company, LLC, in its capacity as the Sellers’ Representative thereunder, dated as of July 18, 2024 (incorporated by reference to the Company’s current report on Form 8-K filed on July 18, 2024 as Exhibit 2.1).

(d)(v)	Second Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Form 8-K filed with the SEC on July 6, 2023).
(d)(vi)
Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Abacus Life, Inc., dated February 27, 2025, incorporated by reference from the Company’s Form 8-K filed March, 5, 2025.

(d)(vii)	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Company’s Form 8-K filed with the SEC on July 6, 2023).

Exhibit No.	Description
(d)(viii)
Warrant Agreement, dated July 23, 2020 between East Resources Acquisition Company and Continental Stock Transfer & Trust Company, as warrant agent, incorporated by reference from the Company’s Form 8-K filed July 27, 2020.

(d)(ix)
Amendment No. 1 to the Warrant Agreement, dated July 30, 2025, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed with the SEC on July 30, 2025).

(d)(x)	Specimen Common Stock Certificate, incorporated by reference from the Company’s Form S-1 filed July 2, 2020.
(d)(xi)	Specimen Warrant Certificate, incorporated by reference from the Company’s Form S-1 filed July 2, 2020.
(d)(xii)	Unsecured Promissory Note, dated as of June 30, 2023, issued to Sponsor, incorporated by reference from the Company’s Form 8-K filed July 6, 2023.
(d)(xiii)	Amended and Restated Unsecured Promissory Note, dated as of July 5, 2023, issued to East Asset Management, LLC, incorporated by reference from the Company’s Form 8-K filed July 6, 2023
(d)(xiv)
Base Indenture, dated as of November 10, 2023, between the Company and U.S. Bank Trust Company, National Association, as Trustee (incorporated by reference to the Company’s current report on Form 8-K filed on November 10, 2023 as Exhibit 4.1).

(d)(xv)
First Supplemental Indenture, dated as of November 10, 2023, between the Company and U.S. Bank Trust Company, National Association, as Trustee, including the form of 9.875% Fixed Rate Senior Note due 2028 existing notes (incorporated by reference to the Company’s current report on Form 8-K filed on November 10, 2023 as Exhibit 4.2).

(d)(xvi)
Second Supplemental Indenture, dated as of December 2, 2024, between the Company and U.S. Bank Trust Company, National Association, as Trustee, including the form of the New Notes (incorporated by reference to the Company’s current report on Form 8-K filed on December 2, 2024 as Exhibit 4.3).

(d)(xvii)	Form of 9.875% Fixed Rate Senior Notes due 2028, incorporated by reference from the Company’s Form 8-K filed November 10, 2023.
(d)(xviii)
Share Lock-Up and Standstill Agreement, dated as of December 2, 2024, by and among the Company and the Stockholders party thereto (incorporated by reference to the Company’s current report on Form 8-K filed on December 2, 2024 as Exhibit 10.1).

(d)(xix)
Certificate of Designations of Abacus Global Management, Inc., designating the Company’s Series A Convertible Preferred Stock, par value $0.0001 per share, incorporated by reference from the Company’s Form 8-K filed March 24, 2025.

Exhibit No.	Description
(d)(xx)
Form of Tender and Support Agreement by and among the Company and the warrant holders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-4, filed with the SEC on June 30, 2025).

(d)(xxi)
Equity Registration Rights Agreement, dated as of December 2, 2024, by and among the Company and the Holders of the common stock of the Company named therein (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K filed with the SEC on December 2, 2024).

(d)(xxii)
Notes Registration Rights Agreement, dated as of December 2, 2024, by and among the Company and holders of the notes named therein (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K filed with the SEC on December 2, 2024).

(d)(xxiii)	Warrant Forfeiture Agreement, dated as of June 30, 2023, by and among East Resources Acquisition Company and Sponsor incorporated by reference from the Company’s Form 8-K filed July 6, 2023.
(d)(xxiv)
Amended and Restated Registration Rights Agreement, dated as of June 30, 2023, by and among the Company, Sponsor, certain equityholders of East Resources Acquisition Company named therein and certain equityholders of the LMA and Legacy Abacus named therein, incorporated by reference from the Company’s Form 8-K filed July 6, 2023.

(d)(xxv)	Letter Agreement, dated as of July 23, 2020, among the Company, its officers and directors and the Sponsor, incorporated by reference from the Company’s Form 8-K filed July 27, 2020.
(d)(xxvi)	Form of Indemnification Agreement, incorporated by reference from the Company’s Form 8-K filed July 6, 2023.
(d)(xxvii)	Abacus Life, Inc. Amended and Restated 2024 Long-Term Equity Compensation Incentive Plan, incorporated by reference from Appendix A to the Company’s Proxy Statement filed on April 29, 2024.
(d)(xxviii)
Form of Restricted Stock Unit Award granted under the Abacus Life, Inc. Amended and Restated 2024 Long-Term Equity Compensation Incentive Plan, incorporated by reference from the Company’s Form 8-K filed December 16, 2024.

(d)(xxix)	Abacus Life, Inc. 2023 Long-Term Equity Incentive Plan, incorporated by reference from the Company’s Form 8-K filed July 6, 2023.
(d)(xxx)	Form of Restricted Stock Unit Award granted under the Abacus Life, Inc. 2023 Long-Term Equity Incentive Plan, incorporated by reference from the Company’s Form 8-K filed July 6, 2023.
(d)(xxxi)	Form of Option Award granted under the Abacus Life, Inc. 2023 Long-Term Equity Incentive Plan, incorporated by reference from the Company’s Form 8-K filed July 6, 2023.
(d)(xxxii)	Form of Abacus Option Agreement 2024 Plan, incorporated by reference from the Company’s Form 10-K filed March 28, 2025.
(d)(xxxiii)	Form of Abacus RSU Agreement 2024 Plan, incorporated by reference from the Company’s Form 10-K filed March 28, 2025.
(d)(xxxiv)
Credit Agreement, dated as of December 10, 2024, by and among Abacus Life, Inc. as the Borrower, GLAS USA LLC, as the Administrative Agent, GLAS AMERICAS LLC, as the Collateral Agent and the Lenders from time to time party thereto, incorporated by reference from the Company’s Form 8-K filed December 10, 2024.

(d)(xxxv)
Security Agreement, dated as of December 10, 2024, by and among the Grantors party thereto and GLAS USA LLC as Collateral Agent, incorporated by reference from the Company’s Form 8-K filed December 10, 2024.

(d)(xxxvi)
Guaranty, dated as of December 10, 2024 among Abacus Life, Inc. the Guarantors party thereto, and GLAS USA LLC as Administrative Agent, incorporated by reference from the Company’s Form 8-K filed December 10, 2024.

(d)(xxxvii)	Form of Employment Agreement, incorporated by reference from the Company’s Form S-1 filed July 25, 2023.
(d)(xxxviii)
Sponsor Support Agreement, dated as of August 30, 2022, by and among the East Resources Acquisition Company, Sponsor, LMA and Legacy Abacus, incorporated by reference from the Company’s Form 8-K filed August 30, 2022.

Exhibit No.	Description
(d)(xxxvix)
Amendment No. 1 to the Sponsor Support Agreement, dated as of December 20, 2023, by and among Abacus Life, Inc., Longevity Market Assets, LLC, Abacus Settlements, LLC and East Sponsor, LLC, incorporated by reference from the Company’s 8-K filed December 29, 2023.

(d)(xl)
Company Support Agreement, dated as of August 30, 2022, by and among East Resources Acquisition Company, LMA, Legacy Abacus and the other parties signatory thereto, incorporated by reference from the Company’s Form 8-K filed August 30, 2022.

(d)(xli)
Amendment No. 1 to the Company Support Agreement, dated as of December 20, 2023, by and among Abacus Life, Inc., Longevity Market Assets, LLC, Abacus Settlements, LLC, T. Sean McNealy, K. Scott Kirby, Matthew A, Ganovsky incorporated by reference from the Company’s 8-K filed December 29, 2023.

(g)	Not applicable.
(h)	Tax Opinion of Latham & Watkins LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4, filed with the SEC on June 30, 2025).

(b)	Filing Fee Exhibit.
Filing Fee Table++.
++ Previously filed.
Item 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

ABACUS GLOBAL MANAGEMENT, INC.

By:	/s/ Jay J. Jackson
	Name:	Jay J. Jackson
	Title:	Chairman of the Board, President and Chief Executive Officer

Dated: July 30, 2025